                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13d)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                              PURSUANT TO RULE 13d
                               (AMENDMENT NO. 9*)


                             Fall River Gas Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.83 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   306279-10-0
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                                 (CUSIP Number)

                               Barbara N. Jarabek
                           103 South Washington Drive
                             Sarasota, Florida 34236
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)

                                 With a copy to:

                              Robert P. Whalen, Jr.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

                     September 28, 1999 and October 4, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

* The initial Schedule 13D and all prior amendments thereto were filed in paper format.

CUSIP NO.   306279-10-0                13D                    PAGE 1 OF 2 PAGES
-----------------------                                       -----------------


--------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS

             Barbara N. Jarabek
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                      (a)  [ ]
                      (b)  [X]
--------------------------------------------------------------------------------
    3        SEC USE ONLY
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    4        SOURCE OF FUNDS*   PF
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    295,710/(1)/
WITH
                            ----------------------------------------------------
                                8        SHARED VOTING POWER

                                         None
                            ----------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         295,710/(1)/
                            ----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             295,710/(1)/ (see Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------


----------

/(1)/ Represents shares held of record by the Jarabek Family Limited
      Partnership, of which Mrs. Jarabek is the managing general partner and holds a 99% interest. As the managing general partner, Mrs. Jarabek has the power to sell and vote the shares without the consent of the other partners.

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CUSIP NO.   306279-10-0                13D                    PAGE 2 OF 2 PAGES
-----------------------                                       -----------------


--------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS

             Jarabek Family Limited Partnership
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                      (a)  [ ]
                      (b)  [X]
--------------------------------------------------------------------------------
    3        SEC USE ONLY
--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*   PF
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Rhode Island
--------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    295,710
WITH
                            ----------------------------------------------------
                                8        SHARED VOTING POWER

                                         None
                            ----------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         295,710
                            ----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             295,710 (see Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 9 to Schedule 13D amends and supplements and should be read in conjunction with the Registrants' Schedule 13D filed with the Securities and Exchange Commission on March 14, 1988 and all filed amendments thereto.

Item 1. Security and Issuer
        -------------------

     This Amendment No. 9 to the Schedule 13D relates to the Common Stock, par value $.83 per share (the "Common Stock"), of Fall River Gas Company (the "Company"), the principal executive offices of which are located at 155 North Main Street, Fall River, Massachusetts 02720.


Item 2. Identity and Background
        -----------------------

     (a) Pursuant to Rules 13d-1 and 13d-2 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Act"), this Amendment to Schedule 13D is being filed on behalf of Barbara N. Jarabek and the Jarabek Family Limited Partnership, a partnership organized under the laws of the State of Rhode Island. Barbara N. Jarabek is the managing general partner of Jarabek Family Limited Partnership and holds a 99% interest. The Jarabek Family Limited Partnership has three limited partners, who are Jody L. Oliveira, Cindy L.J. Audette and Allen L. Jarabek and who own interests in the Jarabek Family Limited Partnership of .33%, .33% and .34% respectively. Cindy L.J. Audette and Jody L. Oliveira are Barbara Jarabek's daughters. Allen Jarabek is Barbara Jarabek's son.


     (b)    (i)   Barbara N. Jarabek
                  103 South Washington Drive
                  Sarasota, Florida 34236

            (ii)  Jarabek Family Limited Partnership
                  c/o Paster & Harpootian, Ltd.
                  One Providence Washington Plaza
                  Providence, Rhode Island 02903

            (iii) Jody L. Oliveira
                  1191 Highland Avenue
                  Fall River, Massachusetts 02720

            (iV)  Cindy L.J. Audette
                  503 Highland Avenue
                  Fall River, Massachusetts 02720

            (v)   Allen L. Jarabek, Jr.
                  139 Locust Street
                  Swansea, Massachusetts 02777

     (c) (i) Barbara N. Jarabek's occupation includes making real estate investments from her home.

         (ii) The business of the Jarabek Family Limited Partnership is to acquire interests in real or personal property and to own, improve, operate, manage, service, lease, mortgage and encumber such property; to subscribe for, purchase or otherwise acquire, hold, sell, assign, mortgage, pledge, transfer, exchange and deal in shares, stocks, bonds, mutual funds, obligations or securities of any public or private corporation, government or municipality.

        (iii) Jody L. Oliveira is a family investment adviser.

         (iv) Cindy L. J. Audette is a family investment adviser and an Executive Director of Fall River Gas Company.

          (v) Allen L. Jarabek, Jr. is a contractor and a classic automobile dealer.

     (d)-(e) None of Barbara N. Jarabek, Jody L. Oliveira, Cindy L.J. Audette, Allen L. Jarabek, Jr. or Jarabek Family Limited Partnership has, during the past 5 years, ever (A) been convicted in a criminal proceeding (excluding traffic violations on similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each of Barbara N. Jarabek, Jody L. Oliveira, Cindy L. J. Audette and Allen L. Jarabek, Jr. is a citizen of the United States of America. Jarabek Family Limited Partnership is organized under the laws of the state of Rhode Island.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------


     Funds used for the purchase of Common Stock were from the personal funds of the Registrants filing this statement.

Item 4. Purpose of Transactions.
        -----------------------

Transfers

     On September 28, 1999, 62,034 shares of Common Stock were transferred from the ALJ Marital Portion Trust, of which Barbara N. Jarabek is the sole trustee and beneficiary, to the Jarabek Family Limited Partnership, of which Barbara N. Jarabek is the managing general partner and holds a 99% interest. The transfer was made for tax and estate planning purposes.

     On September 28, 1999, 233,676 shares of Common Stock were transferred from the Barbara N. Jarabek Revocable Living Trust, of which Barbara N. Jarabek is the sole trustee, settlor and beneficiary, to the Jarabek Family Limited Partnership, of which Barbara N. Jarabek is the managing general partner and holds a 99% interest. The transfer was made for tax and estate planning purposes.

The Merger

     Fall River Gas Company and the Southern Union Company entered into the Merger Agreement on October 4, 1999. After the consummation of the Merger, Fall River Gas Company will operate as a division of Southern Union Company. Pursuant to the terms of the Merger Agreement and upon consummation of the Merger, shareholders of Fall River Gas Company will receive $23.50 per Fall River Gas share in Southern Union common stock, cash, or a combination of stock and cash.

The Voting Agreement

     Pursuant to the terms of that certain Voting Agreement, dated as of October 4, 1999 (the "Voting Agreement"), by and among Southern Union Company, a Delaware corporation, Barbara N. Jarabek, Ronald J. Ferris, Bradford J. Faxon, Raymond H. Faxon, Cindy L.J. Audette, Gilbert C. Oliveira, Jr. and Thomas H. Bilodeau, the parties to the Voting Agreement have agreed to vote their respective owned shares of Common Stock in favor of the adoption and approval of the merger agreement between Southern Union Company and Fall River Gas Company (the "Merger Agreement") and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of Fall River Gas Company at which such matters are considered. In addition, each of the parties to the Voting Agreement granted to Southern Union Company an irrevocable proxy to exercise all rights and powers it has as a stockholder of Fall River Gas Company in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby and to prevent any action that would prevent or hinder in any material respect such approval or consummation.

     Excluding the 295,710 shares of Common Stock that are owned directly and of record by the Jarabek Family Limited Partnership, the shares subject to the Voting Agreement are as follows:
                                                  Shares of
                  Stockholder                    Common Stock
                  -----------                    ------------

                  Ronald J. Ferris                 145,059
                  Bradford J. Faxon                 40,306
                  Raymond H. Faxon                  57,370
                  Cindy L.J. Audette                13,190
                  Gilbert C. Oliveira, Jr.          12,530
                  Thomas H. Bilodeau                 9,006
                  -----------                      -------
                  Total                            277,461


     The Voting Agreement will terminate and the proxy granted therein will cease to be irrevocable, upon the consummation of the merger between Fall River Gas Company and Southern Union Company (the "Merger") or such expiration or termination of the Merger Agreement in accordance with its terms.

     The Voting Agreement was entered into in connection with the Merger Agreement. The purpose of entering into the Voting Agreement was to facilitate the Merger.

     Except as set forth above, Barbara N. Jarabek and the Jarabek Family Limited Partnership have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.
        ----------------------------------------

(a) The aggregate number of shares of Common Stock which Barbara N. Jarabek may be deemed to beneficially own under Rule 13d-3 of the Act is 295,710, which constitutes approximately 13.5% of the 2,195,686 shares of such Common Stock outstanding as of June 30, 1999, as disclosed in Fall River Gas Company's Report on Form 10-Q filed on August 13, 1999. The aggregate number of shares of Common Stock which Jarabek Family Limited Partnership may be deemed to beneficially own under Rule 13d-3 of the Act is 295,710, which constitutes approximately 13.5% of the 2,195,686 shares of such Common Stock outstanding as of June 30, 1999.

The following information reflects the aggregate number of shares beneficially owned by the limited partners of the Jarabek Family Limited Partnership:

Name                                Aggregate Number of Shares
----                                --------------------------
Jody L. Oliveira                             12,530
Cindy L. J. Audette                          13,190
Allen L. Jarabek, Jr.                        12,530

(b) Barbara N. Jarabek possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of the 295,710 shares of Common Stock held by the Jarabek Family Limited Partnership, which constitutes approximately 13.5% of the 2,195,686 shares of Common Stock outstanding as of June 30, 1999.

     Jody L. Oliveira possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of the 12,530 shares of Common Stock, which constitutes approximately .6% of the 2,195,686 shares of Common Stock outstanding as of June 30, 1999.

     Cindy L.J. Audette possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of the 12,530 shares of Common Stock, which constitutes approximately .6% of the 2,195,686 shares of Common Stock outstanding as of June 30, 1999. Cindy L.J. Audette shares the power to vote or direct the vote of, and the power to dispose of or direct the disposition of 660 shares of Common Stock with her husband Gary Audette. Gary
Audette is an Assistant Vice President of the Fall River Gas Company.   He does
not possess the sole power to vote or direct the vote, or the sole power to
dispose of or direct the disposition of any shares of Common Stock.   He is a
citizen of the United States of America and has not, during the past 5 years, ever (A) been convicted in a criminal proceeding (excluding traffic violations on similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Allen L. Jarabek, Jr. possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of the 12,530 shares of Common Stock, which constitutes approximately .6% of the 2,195,686 shares of Common Stock outstanding as of June 30, 1999.

     Other than with respect to the rights created under the Voting Agreement, Barbara N. Jarabek and the Jarabek Family Limited Partnership possess no powers, rights or privileges with respect to all such shares of Common Stock for which beneficial ownership is disclaimed. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

(c) As described in Items 3 and 4 of this Schedule 13D, Fall River Gas Company entered into the Merger Agreement on October 4, 1999. In addition, the Voting Agreement was entered into on October 4, 1999. Barbara Jarabek and Cindy L.J. Audette are parties to the Voting Agreement. Cindy L.J. Audette
     is an Executive Director of the Fall River Gas Company.   Gary Audette is
     an Assistant Vice President of the Fall River Gas Company.

(d) The profits and losses of the Jarabek Family Limited Partnership are allocated among the partners based upon their percentage interest as disclosed in Item 2.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

     Barbara Jarabek and Cindy L.J. Audette are parties to the Voting Agreement described in Item 4 above. Cindy L.J. Audette is an Executive Director of the Fall River Gas Company which entered into the Merger Agreement described in Item 4 above. Gary Audette is an Assistant Vice President of the Fall River Gas Company. Cindy L.J. Audette is Barbara Jarabek's daughter and Gary Audette is Barbara Jarabek's son-in-law.



Item 7. Material Filed as Exhibits.
        --------------------------

Exhibit 1 - Agreement of Merger, dated as of October 4, 1999, by and among
            Southern Union Company and Fall River Gas Company

Exhibit 2 - Voting Agreement, dated on or about October 4, 1999, by and among Southern Union Company, Barbara N. Jarabek, Ronald J. Ferris, Bradford J. Faxon, Raymond H. Faxon, Cindy L.J. Audette, Gilbert C. Oliveira, Jr. and Thomas H. Bilodeau

                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                                        /s/ Barbara N. Jarabek
                                        --------------------------------
                                            Barbara N. Jarabek


                                        JARABEK FAMILY LIMITED PARTNERSHIP

                                        /s/ Barbara N. Jarabek
                                        --------------------------------
                                            Managing General Partner

                                 EXHIBIT INDEX

Exhibit 1 - Agreement of Merger, dated as of October 4, 1999, by and among
            Southern Union Company and Fall River Gas Company

Exhibit 2 - Voting Agreement, dated on or about October 4, 1999, by and among Southern Union Company, Barbara N. Jarabek, Ronald J. Ferris, Bradford J. Faxon, Raymond H. Faxon, Cindy L.J. Audette, Gilbert C. Oliveira, Jr. and Thomas H. Bilodeau